HART & HART, LLC

ATTORNEYS AT LAW

1624 Washington Street

Denver, CO  80203

________harttrinen@aol.com

(303) 839-0061Fax: (303) 839-5414

August 25, 2021

Kevin Dougherty

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: Sky Quarry, Inc.

Offering Statement on Form 1-A

File No. 024-11574

This office represents Sky Quarry, Inc. (the “Company”). Amendment No. 1 to the Company’s Offering Statement on Form 1-A has been filed with the Commission.  The following are the Company’s responses to the comments received from the staff by letter dated August 3, 2021.

The numbers below correspond to the paragraph numbers in the staff’s comment letter. The numbers under the "Page No." column indicated the page number of the Offering Circular where the responses to the staff's comments can be found.

		Page No.
1.	Comment complied with.	17, 18
2.	Comment complied with.	22
3.	Comment complied with.	21
4.	Comment complied with.	32
5.	The Company has reviewed its agreement with Equifund, LLC and is of the opinion that the services to be provided by Equifund are adequately described in the Offering Circular.

Generally, Section 15(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) makes it unlawful for a broker or dealer “to effect any transactions in or to induce or attempt to induce the purchase or sale of, any security (other than an exempted security or commercial paper, bankers’ acceptances, or commercial bills) unless such broker or dealer is registered” with the Securities and Exchange Commission (the “Commission”) pursuant to Section 15(b) of the Exchange Act. Unless an exception or an exemption applies, under Section 3(a)(4) of the Exchange Act, “any person engaged in the business of effecting transactions in securities for the account of others,” is a “broker” and under Section 3(a)(5) of the Exchange Act, “any person engaged in the business of buying and selling securities for such person’s own account through a broker or otherwise,” is a “dealer”. Effecting transactions in securities includes participating in such transactions “at key points in the chain of distribution.” Such participation includes, among other activities, assisting an issuer to structure prospective securities transactions, helping an issuer to identify potential purchasers of securities, and soliciting securities transactions. Factors indicating that a person is “engaged in the business” of effecting securities transactions include, among others, receiving compensation related to transactions in securities.

As disclosed in the Plan of Distribution, the Company has engaged Digital Offering, LLC ("Digital Offering"), a Delaware limited liability company and broker-dealer registered with the SEC and a member of FINRA, to provide broker-dealer coverage in all 50 states in connection with this Offering.  Digital Offering's services include the review of investor information as well as the review of subscription agreements.  Digital Offering is handling for this offering any matters relating to the offering that require registration as a broker-dealer

Equifund LLC (“Equifund”), on the other hand, is not providing any services that would require it to register as a broker-dealer.  Equifund does not hold the investor funds or securities, solicit investors, negotiate or effect transactions in securities of the Company or assist with structuring the offering.

As described in the Plan of Distribution, the Company entered into an engagement agreement with Equifund pursuant to which it will pay Equifund a one-time startup fee of $15,000 for its services in hosting the offering on its online platform. Further, it will pay Equifund a technology and administration fee of $40 per investor when each investor deposits funds into the escrow account maintained for the offering. The aforementioned fees are due to Equifund regardless of the success of the offering.  Equifund is also providing the following administrative services: (a) Reviewing investor information, including KYC (“Know Your Customer”) data, AML (“Anti Money Laundering”) and other compliance background checks; (b) contacting and/or notify the potential investor, if needed, to gather additional information or clarification to complete the subscription; and (c) coordinate with issuer’s counsel, escrow agent and third party service providers to ensure adequate review and compliance.

Equifund is not providing any investment advice or any investment recommendations to any investor.  Equifund does not directly solicit or communicate with investors with respect to offerings posted on its site, although it does advertise the existence of its platform, which may include identifying issuers listed on the platform.

Equifund is merely providing a platform for the Company to showcase its offering and offering details and related administrative services to facilitate the offering.  None of these services require registration as a broker-dealer.  Furthermore, Equifund is not taking commission-based fees that depend on the success of the offering. Instead, it is taking a startup fee and a per investor  administration fee.  The per investor administration fee is payable regardless of the success of the offering and is a flat fee per investor regardless of the amount of the investment.

Accordingly, neither the services provided by Equifund nor the manner in which Equifund is compensated would require it to register as a broker dealer.

6.	See attached.
7.	Comment complied with.	F-1, F-12,
F-19,F-28,
F-29
8.

See the addition of the 2020 Resources Combined Financial Statements as of June 30, 2020. These are the last reasonable financial statements prior to their acquisition by Sky Quarry Inc. From July 1, 2020 to September 16, 2020, the acquisition date, there was very limited activity

F-54

9.	Comment complied with.	F-6, F-7,
F-24

10.

Given the facilities have yet to be in full production and require retrofitting to obtain operational capacity the liquidation value, as determined by third party valuation, would be deemed the appropriate residual fair value. The liquidation value is appropriate given that if operations are unsuccessful the assets would be liquidated at the third party valuation.

11.	Comment complied with.	F-71
12.	Comment complied with.	Exhibits
11.1,11.2

If you should have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

Very Truly Yours,

HART & HART, LLC

/s/ William T. Hart

William T. Hart

Attachment

[Sample Online Subscription Page]

Investment Information

Your Name: [full legal name]

Your Email Address: [email address]

I am investing as: (select one)

-A Company (Corporation, LLC, etc.)

-A Trust

-An Individual or Individuals

-A Self-Directed IRA or 401(k)

How much do you wish to invest in this offering? (USD)

[$amount]

# of Shares

[amount]

How will you be sending the funds for this investment? (select one)

-ACH (Electronic Check) – US Bank Account Only

-Mail a Check

-Credit card

-Wire Transfer

-A financial advisor is assisting me or is filling out these forms on behalf of the investor. [check if applicable]

Name [subscriber name]

Country [select from dropdown]

Street Address [address line 1] [address line 2]

City [city]

State [state]

ZIP Code [zip code]

Email [email address]

Phone [phone number]

Social Security Number [ssn]

Date of Birth [mm/dd/yyyy]

Investor Questionnaire

This information is needed for us to comply with SEC and state securities regulations. We ask the following questions to determine if the amount you may invest is limited by law.

Are you an “Accredited” investor (meaning do you earn over $200,000 per year, have a net worth of $1m or more, or are an institutional investor)? [select one]

-Yes

-No

As you are not an “accredited investor” the law limits the total amount you can invest based on your annual income and your net worth. Please provide these so that we may determine if the amount you wish to invest is within these limitations.

Annual Income [$0.00]

Net Worth [$0.00]

Substitute Form W-9 Statement

Under penalty of perjury, by accepting the agreement below I certify that I have provided my correct taxpayer identification number, and: [check one]

-I am a US citizen, US resident, or other US person.

-I am not a US citizen, US resident, or other US person.

And: [check one]

-I am exempt from backup withholding.

-I am subject to backup withholding. (only check this option if you’ve been notified by the IRS that you are subject to backup withholding.)

Transaction Processing Fee

In addition to your investment amount, a non-refundable transaction fee of $25.00 will be assessed to cover processing expenses related to this investment. As such, to complete this investment commitment, you will need to transfer a total of $1,025.00

I understand that I will be transferring a total of $1,025.00 and that $25.00 is a transaction fee that is no-refundable in the event I wish to cancel my commitment. [checkbox]

Sign Subscription Agreement

[Subscription Agreement box]

Print Agreement [checkbox, opens print dialog box]

Type signature to sign the agreement [text box for signature]

Funds Transfer Instructions

Congratulations!

Your investment commitment is in! Instructions for sending funds can be found below and an e-mail with a copy of those instructions will be sent in to you momentarily. Additionally, you will be sent an e-mail when your funds have been received.

If you have any questions or need further assistance in funding your commitment, please contact [contact details].

Check Mailing Instructions

Please make checks payable to “Prime Trust as Escrow Agent for Sky Quarry Inc” and include a note with your name, phone number, email address, and investor ID [investor ID box] in case we have any questions.

Check Amount (USD): [amount]

Prime Trust

10890 S Eastern Ave

Suite 114

Henderson, NV 89502

Investment ID: [investmentID]